Exhibit (a)(5)

Scientific Games Announces Cash Tender Offer for its

0.75% Convertible Senior Subordinated Debentures

NEW YORK, November 16, 2009—Scientific Games Corporation (NASDAQ: SGMS) (the “Company”) announced today that it has commenced a cash tender offer for any and all of its outstanding 0.75% Convertible Senior Subordinated Debentures due 2024 (the “Debentures”) (CUSIP No. 80874PAD1). There is currently $99,191,000 in aggregate principal amount of Debentures outstanding.

The full terms and conditions of the tender offer are set forth in the Offer to Purchase, dated November 16, 2009, and the related Letter of Transmittal to be distributed to holders of Debentures and to be filed with the Securities and Exchange Commission (the “SEC”) as exhibits to the Company’s Schedule TO on or about the date hereof. The tender offer will expire at 12:00 midnight, New York City time, on December 14, 2009, unless extended or terminated pursuant to the terms of the tender offer (such time and date, the “Expiration Time”).

The Company is offering to purchase the Debentures at a price of $995 for each $1,000 principal amount of Debentures tendered.  Tendered Debentures may be withdrawn by holders at any time prior to the Expiration Time. If a holder validly tenders and does not validly withdraw its Debentures prior to the Expiration Time and the Company accepts such Debentures for payment, upon the terms and subject to the conditions of the tender offer, the Company will pay such holder the consideration and accrued interest for such Debentures on the payment date. The Company expects payment to be made on December 17, 2009. With respect to any Debentures purchased in the tender offer, accrued interest means unpaid interest accrued on such Debentures pursuant to their terms up to but not including the payment date. The tender offer will not be contingent upon any minimum number of Debentures being tendered.  Subject to applicable law, the Company may waive conditions applicable to the tender offer or extend, terminate or otherwise amend the tender offer.

The purpose of the offer is to purchase the Debentures in order to retire the debt associated with the Debentures.  In accordance with the terms and subject to the conditions of the tender offer, the Company will fund purchases from cash on hand and borrowings under its revolving credit facility.

The dealer manager for the tender offer is J.P. Morgan Securities Inc.  Global Bondholder Services Corporation is acting as depositary and information agent in connection with the tender offer.  Any questions regarding procedures for tendering the Debentures or requests for additional copies of the Offer to Purchase and the related Letter of Transmittal, which are available for free and which describe the tender offer in greater detail, should be directed to Global Bondholder Services Corporation, whose address and telephone number are as follows:

Global Bondholder Services Corporation

65 Broadway — Suite 723

New York, New York 10006

Holders call toll-free:  (866) 857-2200

Banks and Brokers call:  (212) 430-3774

Fax:  (212) 430-3775

None of the Company, its board of directors (or any committee thereof), the dealer manager, the information agent or the depositary is making any recommendation to holders of Debentures as to whether or not they should tender any Debentures pursuant to the tender offer.

This press release is for informational purposes only and shall not constitute an offer to purchase nor a solicitation for acceptance of the tender offer described above.  The tender offer is being made only pursuant to the Offer to Purchase and the related Letter of Transmittal that the Company will distribute to holders of the Debentures after these documents are filed with the SEC as exhibits to its Schedule TO.  Holders of Debentures should read the Offer to Purchase and the related Letter of Transmittal when they become available because they contain important information.  Holders of Debentures can obtain a copy of the Offer to Purchase and the related Letter of Transmittal free of charge from the SEC’s website at www.sec.gov once the Company files them with the SEC, which it expects to do on or about November 16, 2009.

About Scientific Games

Scientific Games Corporation is a leading integrated supplier of instant tickets, systems and services to lotteries worldwide, a leading supplier of server based gaming machines and systems, Amusement and Skill with Prize betting terminals, interactive sports betting terminals and systems, and wagering systems and services to pari-mutuel operators. It is also a licensed pari-mutuel gaming operator in Connecticut, Maine and the Netherlands and is a leading supplier of prepaid phone cards to telephone companies. The Company’s customers are in the United States and more than 50 other countries. For more information about the Company, please visit our web site at www.scientificgames.com.

Company Contact:

Investor Relations

Scientific Games

212-754-2233

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements”.  Forward-looking statements describe future expectations, plans, results or strategies and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,” “could,” “potential,” “opportunity,” or similar terminology. These statements are based upon management’s current expectations, assumptions and estimates and are not guarantees of future results or performance. Actual results may differ materially from those projected in these statements due to a variety of risks and uncertainties and other factors, including, among other things: competition; material adverse changes in economic and industry conditions in our markets; recent changes to certain contracts; technological change; retention and renewal of existing contracts and entry into new contracts; availability and adequacy of cash flow to satisfy obligations and indebtedness of future needs; protection of intellectual property; security and integrity of software and systems; laws and government regulation, including those relating to gaming licenses, permits and operations; inability to identify, complete and integrate future acquisitions; seasonality; ability to enhance and develop successful gaming concepts; influence of certain stockholders; dependence on suppliers and manufacturers; liability for product defects; factors associated with foreign operations; dependence on key personnel; failure to perform on contracts; resolution of pending or future litigation; labor matters; and stock price volatility.  Additional information regarding risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated in forward-looking statements is set forth from time to time in our filings with the SEC, including our most recent Quarterly Report on Form 10-Q. Forward-looking statements speak only as of the date they are made and, except for our ongoing obligations under the U.S. federal securities laws, we undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.